SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 30, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
1 (212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

Brasil Telecom S.A. Clarifies Bovespa’s Inquiry

In response to the request, subject of the letter dated March 30, 2005, reproduced below:

“Considering the terms of the summons notice of Ordinary and Extraordinary General Shareholders’ Meeting of April 29, 2005, please inform whether the distribution of dividends, interest on shareholders’ equity or other shareholder remuneration will be proposed at this Meeting or whether the previously approved dividend distribution will be ratified. Should this be the case, please inform the gross amount in R$ per a thousand common and preferred shares.”

Brasil Telecom S.A. (“Company”) hereby informs that, at the Ordinary General Shareholders’ Meeting of 4/29/2005, the Company will ratify the Interest on Shareholders’ Equity accounted for during 2004, in a gross amount of R$ 444,500,000.00 (four hundred forty-four million, five hundred thousand reais), as indicated by the table below:

Shareholder Returns – 2004

PAYMENT	RECORDED ON THE COMPANY BOOKS ON	“EX-JSCP” DATE	GROSS AMOUNT (R$)	GROSS AMOUNT PER 1000 SHARES (R$)	NET AMOUNT PER 1000 SHARES (R$)
JSCP	01/30/2004	02/12/2004	238,100,000.00	0.441267654	0.375077506
JSCP	12/31/2004	01/04/2005	206,400,000.00	0.381087103	0.323924038

The Company remains at your disposal for any further clarification that may be deemed necessary.

Brasília, Brazil, March 30, 2005.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer